Policy Split Agreement

This agreement is a part of the policy to which it is attached; it is subject to all the terms and conditions of the policy. This agreement is effective as of the original policy date of this policy unless a different effective date is shown on the policy data pages.

What does this agreement provide?

This agreement provides for the split of your policy into two policies of single life flexible premium universal life insurance.

When can you request a policy split?

You may request a split of your policy as long as:

(1)	both insureds are under age 75 and living on the effective date of issue of the new policies;
(2)	neither insured is in an uninsurable risk class; and
(3)	the request is made within six months of:

a)	the amendment of the Internal Revenue Code to eliminate the unlimited federal estate tax marital deduction with respect to the insureds; or
b)	the amendment of the Internal Revenue Code to reduce the maximum estate tax rate by 50% or more; or
c)	the amendment of the Internal Revenue Code to reduce the maximum estate tax exemption amount by 50% or more; or
d)	the insureds’ final decree of divorce.

Will evidence of insurability be required to split your policy?

No. Evidence of insurability will not be required to split your base policy into two separate policies. However, any existing agreements you have on your policy, other than a Term Insurance Agreement, will not be automatically added to the new policies.

What policy form will be issued upon exercise of this agreement?

The new policy must be on a single life flexible premium universal life policy which we then offer and must be within the issue and amount limits for that policy form. Each new policy will be based on each insured’s most recent risk class applicable to this policy.

What will be the face amount of the new policies?

The face amount of each of the two new policies of single life flexible premium universal life insurance issued will be 50% of the face amount of this policy, plus 50% of any Term Insurance Agreement amount, as shown on the policy data pages.

What is the charge for this agreement?

There is no charge for this agreement.

What is the effective date of the new policies?

The new policies will be effective when the initial minimum premiums for the new policies have been paid and while both insureds are still living.

What will we require as premium for the new policies?

We will require that all of the cash surrender value of this policy be transferred as premium payments to the new policies. The cash surrender value of this policy will be allocated equally at 50% to each of the new policies. However, we reserve the right to limit the amount of the premium transferred to each new policy in order to satisfy Section 7702 of the Code.

Can additional agreements be added to the new policies?

Yes. The addition of any new agreements will be subject to availability and new underwriting, including evidence of insurability.

What if this policy has an existing loan?

If this policy has an existing loan, that loan must be repaid before your policy is split.

Is this agreement subject to the incontestability and suicide provision of the policy?

Yes. For new policies issued without evidence of insurability, the incontestability and suicide exclusion periods will be measured from the Policy Date of this policy, or from the date of any policy change which required evidence of insurability. For any increase or additional agreements under the new policies for which we required evidence of insurability, the incontestability and suicide exclusion periods will be measured from the Policy Date of the new policies.

ICC10-936	Policy Split Agreement	Minnesota Life Insurance Company

When will this agreement terminate?

This agreement will terminate on the earliest of:

(1)	the date this policy is surrendered or otherwise terminates; or
(2)	the death of one or both insureds; or
(3)	the date we receive your written request to cancel this agreement; or
(4)	the policy anniversary nearest the older insured’s age 75.

/s/ Dennis E. Prohofsky	/s/Robert L. Senkler
[ [
Secretary]	President]

ICC10-936	Policy Split Agreement	Minnesota Life Insurance Company